Exhibit 12.1
Regency Energy Partners LP
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except for ratio amounts)
(Unaudited)

	Successor		Predecessor
	Year Ended December 31, 2011	Period from Acquisition (May 26, 2010) to December 31, 2010	Period from January 1, 2010 to May 25, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
Fixed Charges:
Interest expense, net	$102,474	$48,251	$34,541	$77,665	$62,940	$51,851
Capitalized interest	1,199	1,425	881	1,722	2,409	1,754
Interest charges included in rental expense(c)	1,843	724	487	1,201	375	280
Distribution to the Series A Preferred Units	7,781	3,891	1,945	3,891	—	—
Accretion of the Series A Preferred Units	201	150	55	104	—	—
Total fixed charges (a)	$113,498	$54,441	$37,909	$84,583	$65,724	$53,885
Earnings:
Income (loss) from continuing operations before income taxes	$74,084	$(4,176)	$(4,215)	$141,663	$87,131	$(18,320)
Less:
Income from unconsolidated affiliates	119,540	53,493	15,872	7,886	—	—
Capitalized interest	1,199	1,425	881	1,722	2,409	1,754
Noncontrolling interests	1,177	156	406	91	312	305
Add:
Distributed income from unconsolidated affiliates	119,236	56,903	12,446	7,886	—	—
Fixed charges	113,498	54,441	37,909	84,583	65,724	53,885
Amortization of capitalized interest	595	383	113	411	279	186
Total earnings available for fixed charges (b)	$185,497	$52,477	$29,094	$224,844	$150,413	$33,692
Ratio of earnings to fixed charges (b)/(a) (1)	1.63	—	—	2.66	2.29	—
(1) Earnings were insufficient to cover fixed charges by:	$—	$1,964	$8,815	$—	$—	$20,193
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(c)    Amount approximates reasonable interest expense included within operating lease payments.